

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2018

Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 rue du Cabian
MC 98000 Monaco

> **Re: Costamare Inc.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 6-K for the Period Ended September 30, 2018**
> **Furnished October 24, 2018**
> **File No. 001-34934**

Dear Mr. Zikos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K furnished October 24, 2018

Exhibit 99.1 Earnings Release, page 1

1.   We note that in your earnings release furnished on October 24, 2018 as Exhibit 99.1 of Form 6-K, you disclose adjusted net income available to common stockholders and adjusted net income available to common stockholders per share. Please revise to include disclosure of the most directly comparable GAAP measure, net income. See Regulation G.

Form 20-F for the Year Ended December 31, 2017

Item 5. Operating and Financial review and Prospects
Critical Accounting Policies
Vessel Impairment, page 86

2.	We note your disclosure on page 86 that an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2017, suggests that 29 of your 52 vessels in the water may have current market values below their carrying value. We also note that you have disclosed a table of those vessels and the aggregate amount by which the carrying value exceeds the market value. In light of the fact that market values appear to be based on discounted cash flows which are based on assumptions which are highly subjective, please tell us what consideration was given to utilizing charter free shipbroker values, adjusted for existing time charters, to determine market value. Also, we note that the first paragraph on page 86 appears to indicate that you take into consideration third party valuations in determining fair value of the vessels. As it relates to the 7 vessels that failed Step 1 of the impairment analysis in 2017, please clarify for us how fair value is determined in Step 2 of the impairment analysis. Additionally, with respect to the underlying undiscounted cash flow portion of the analysis, please:

- Confirm that a growth rate is not applied to estimated future inflows for charter free days.
- Considering the depressed rates in most recent years, please elaborate on your basis that the ten year historical average rates represent a full shipping cycle. As part of your response, please provide us with a chart showing the ten year shipping cycle, and what you have considered as outliers to be removed from the analysis.
- Tell us whether a useful life of 30 years is applied throughout the estimated future cash flows and why, when during the year ended December 31, 2017 and the subsequent period ended September 30, 2018 several dispositions for demolition have been taking place prior to the 30 year mark.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Transportation and Leisure

cc: A. Gabrieliedes